As filed with the Securities and Exchange Commission on February 27, 2017.

Registration No. 333-216105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE TRADE DESK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	27-1887399
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

42 N. Chestnut Street

Ventura, California 93001

(805) 585-3434

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeff T. Green

Chief Executive Officer

The Trade Desk, Inc.

42 N. Chestnut Street

Ventura, California 93001

(805) 585-3434

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Alex Voxman Steven B. Stokdyk Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Michael Nordtvedt Damien Weiss Megan Baier Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.000001 per share	$280,348,915	$32,492.44

(1)	Includes shares of Class A common stock that may be purchased by the underwriters pursuant to an option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, on the basis of the maximum aggregate offering price.
(3)	The Registrant previously paid $19,872.79 of the registration fee in connection prior filings of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-216105) of The Trade Desk, Inc. is being filed solely for the purpose of increasing the proposed maximum aggregate offering price and to pay the corresponding filing fee. Accordingly, this Amendment consists only of the facing page, this explanatory note and Part II of the Registration Statement. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$32,493
FINRA filing fee	42,553
Printing and engraving expenses	165,000
Legal fees and expenses	250,000
Accounting fees and expenses	175,000
Transfer agent and registrar fees	15,000
Miscellaneous expenses	119,954

Total	$800,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. Our bylaws also provide that we must pay the expenses

(including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation, bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us, and our officers and directors, and the selling stockholders for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all securities we have sold since January 1, 2014 that were not registered under the Securities Act.

(1)	Between February and May 2014, we issued an aggregate of 8,371,030 shares of our Series B convertible preferred stock solely to accredited investors at a price per share of $2.43, for aggregate consideration of approximately $20.3 million.

(2)	In February 2016, we issued an aggregate of 11,500,587 shares of our Series C convertible preferred stock solely to accredited investors at a price per share of $5.22, for aggregate consideration of approximately $60.0 million.

(3)

We granted stock options and stock awards to employees, directors and consultants under our 2010 Plan and 2015 Plan, covering an aggregate of 3,377,208 shares of common stock at a weighted average exercise price of $4.73 per share. Of these, options covering an aggregate of 373,780 shares were cancelled without being exercised. The preceding information gives effect to a 1-for-3 reverse stock split of our common stock effected on September 2, 2016.

(4)	We sold an aggregate of 1,345,633 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $0.6 million upon the exercise of stock options and stock awards and individual issuances of stock. The preceding information gives effect to a 1-for-3 reverse stock split of our common stock effected on September 2, 2016.

(5)	Through February 24, 2017, we issued 4,739,108 shares of Class A common stock upon the conversion of 4,739,108 shares of Class B common stock at the election of the holders.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) and (2) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (3) and (4) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the issuance of securities in the transaction described in paragraph (5) above under Section 3(a)(9) of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ventura, California, on the 27th day of February, 2017.

THE TRADE DESK, INC.

By:	/s/ PAUL E. ROSS
Paul E. Ross
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeff T. Green	Chief Executive Officer, Director (principal executive officer)	February 27, 2017

/s/ PAUL E. ROSS Paul E. Ross	Chief Financial Officer (principal financial officer and principal accounting officer)	February 27, 2017

* Robert D. Perdue	Chief Operating Officer, Director	February 27, 2017

* Roger Ehrenberg	Director	February 27, 2017

* Kathryn E. Falberg	Director	February 27, 2017

* Eric B. Paley	Director	February 27, 2017

* Juan N. Villalonga	Director	February 27, 2017

* David B. Wells	Director	February 27, 2017

*By:	/s/ PAUL E. ROSS
Paul E. Ross
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Filing Date	Number
1.1	Form of Underwriting Agreement	S-1/A	2/21/2017	1.1

3.1	Amended and Restated Certificate of Incorporation.	S-1/A	9/6/2016	3.2

3.2	Amended and Restated Bylaws.	S-1	8/22/2016	3.4

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Class A Common Stock Certificate.	S-1/A	9/6/2016	4.2

5.1	Opinion of Latham & Watkins LLP.	S-1/A	2/21/2017	5.1

10.1	Second Amended and Restated Investor Rights Agreement dated as of February 9, 2016, by and among The Trade Desk, Inc. and the investors listed therein.	S-1/A	9/6/2016	10.1

10.2	Loan and Security Agreement, dated as of March 30, 2016, among The Trade Desk, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent.	S-1/A	9/6/2016	10.2

10.3(a)+	The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(a)

10.3(b)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(b)

10.3(c)+	Exercise Notice under The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(c)

10.4(a)+	The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(a)

10.4(b)+	First Amendment to The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-8	9/22/2016	99.2

10.4(c)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(b)

10.4(d)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan (with accelerated vesting).	S-1/A	9/6/2016	10.6	(c)

10.4(e)+	Exercise Notice under The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(d)

10.5(a)+	The Trade Desk, Inc. 2016 Incentive Award Plan.	S-1	8/22/2016	10.7	(a)

10.5(b)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2016 Equity Incentive Plan.	S-1	8/22/2016	10.7	(b)

10.6+	The Trade Desk, Inc. 2016 Employee Stock Purchase Plan.	S-8	9/22/2016	99.5

10.7+	Form of Indemnification Agreement.	S-1	8/22/2016	10.8

10.8+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Jeff T. Green.	S-1/A	9/6/2016	10.9

10.9+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and David R. Pickles.	S-1/A	9/6/2016	10.10

10.10+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Paul E. Ross.	S-1/A	9/6/2016	10.11

10.11+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Robert D. Perdue.	S-1/A	9/6/2016	10.12

10.12+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Brian J. Stempeck.	S-1/A	9/6/2016	10.13

21.1	List of Subsidiaries of the Registrant.	S-1	2/16/2017	21.1

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	S-1/A	2/21/2017	23.1

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).	S-1/A	2/21/2017	23.2

24.1	Power of Attorney	S-1	2/16/2017	24.1

101.ins	XBRL Instance Document	S-1	2/16/2017	101.ins

101.sch	XBRL Taxonomy Schema Linkbase Document	S-1	2/16/2017	101.sch

101.cal	XBRL Taxonomy Calculation Linkbase Document	S-1	2/16/2017	101.cal

101.def	XBRL Taxonomy Definition Linkbase Document	S-1	2/16/2017	101.def

101.lab	XBRL Taxonomy Label Linkbase Document	S-1	2/16/2017	101.lab

101.pre	XBRL Taxonomy Presentation Linkbase Document	S-1	2/16/2017	101.pre

+	Indicates a management contract or compensatory plan or arrangement.

(1)

The information in this exhibit is furnished and deemed not filed with the Securities and Exchange Commission for purposes of section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is not to be incorporated by reference into any filing of The Trade Desk, Inc. under the Securities Act of 1933, as amended, of the Securities Act, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.